Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

NEF Holdings, LLC and Subsidiaries

(A Limited Liability Company)

Year ended December 31, 2018 and

period from August 1, 2017 to December 31, 2017 (the “Period”)

With Independent Auditors’ Report

NEF Holdings, LLC and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2018 and Period Ended December 31, 2017

Independent Auditors’ Report

Board of Managers

NEF Holdings, LLC and Subsidiaries

We have audited the accompanying consolidated financial statements of NEF Holdings, LLC and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income, changes in members’ capital, and cash flows for the year ended December 31, 2018 and the period from August 1, 2017 to December 31, 2017, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NEF Holdings, LLC and Subsidiaries as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the year ended December 31, 2018 and the period from August 1, 2017 to December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Philadelphia, Pennsylvania

February 15, 2019

Baker Tilly Virchow Krause, LLP trading as Baker Tilly is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. © 2018 Baker Tilly Virchow Krause, LLP

NEF Holdings, LLC and Subsidiaries

Consolidated Balance Sheets

At December 31, 2018 and December 31, 2017

(In Thousands)

	2018	2017
Assets
Cash	$6,411	$15,128
Restricted cash	120	5,627
Financing receivables:
Net investment in direct finance leases	196,883	173,403
Secured loans, net	45,783	56,712

Total financing receivables, gross	242,666	230,115
Allowance for losses on financing receivables	(5,445)	(7,143)

Total financing receivables, net	237,221	222,972
Equipment on lease, net	4,584	5,031
Fixed assets, net	3,030	227
Equipment off lease - held-for-sale	572	1,816
Goodwill	29,832	29,832
Other assets	11,415	8,850

Total assets	$293,185	$289,483

Liabilities and Members’ Capital
Liabilities:
Senior secured credit facility	$118,823	$69,852
Notes payable	—	69,962
Loan from affiliate	32,968	—
Accrued expenses	2,871	4,870
Good faith deposits	1,043	1,071
Accounts payable	236	407
Other liabilities	3,970	5,134

Total liabilities	159,911	151,296

Members’ capital:
Members’ capital	133,274	138,187

Total members’ capital	133,274	138,187

Total liabilities & members’ capital	$293,185	$289,483

See accompanying notes to the consolidated financial statements.

NEF Holdings, LLC and Subsidiaries

Consolidated Statements of Operations

For the Year Ended December 31, 2018 and

the Period Ended December 31, 2017

(In Thousands)

	2018	2017
Income:
Interest income from direct finance leases	$19,025	$8,374
Interest income from secured loans	5,367	2,868
Operating lease income	1,395	599
Other income	4,281	3,727

Total income	30,068	15,568
Expenses:
Interest expense	9,971	3,243
Compensation and benefits	8,273	3,600
Provision for losses	2,979	1,678
Occupancy and office expenses	1,114	464
Lease and loan restructuring costs	992	547
Professional fees	602	594
Unrealized loss on equity investment	568	—
Depreciation	540	208
Impairments of equipment off lease	489	183
Other expenses	1,114	348

Total expenses	26,642	10,865

Net income	$3,426	$4,703

See accompanying notes to the consolidated financial statements.

NEF Holdings, LLC and Subsidiaries

Consolidated Statements of Comprehensive Income

For the Year Ended December 31, 2018 and the Period Ended December 31, 2017

(In Thousands)

	2018	2017
Net income	$3,426	$4,703
Other comprehensive loss:
Derivative instruments designated and qualifying as cash flow hedges:
Change in unrealized holding losses arising during the year	—	(7)

Total other comprehensive loss	—	(7)

Total comprehensive income	$3,426	$4,696

See accompanying notes to the consolidated financial statements.

NEF Holdings, LLC and Subsidiaries

Consolidated Statements of Changes in Members’ Capital

For the Year Ended December 31, 2018 and the Period Ended December 31, 2017

(In Thousands)

Members’ capital at August 1, 2017	$139,572
Capital distributions	(6,081)
Other comprehensive loss	(7)
Net income	4,703

Members’ capital at December 31, 2017	138,187
Capital distributions	(8,339)
Net income	3,426

Members’ capital at December 31, 2018	$133,274

See accompanying notes to the consolidated financial statements.

NEF Holdings, LLC and Subsidiaries

Consolidated Statements of Cash Flows

For the Year Ended December 31, 2018 and the Period Ended December 31, 2017

(In Thousands)

	2018	2017
Cash flows from operating activities
Net income	$3,426	$4,703
Adjustments to reconcile net income to net cash provided by operating activities:
Impairment of equipment off lease	489	183
Provision for losses	2,979	1,678
Amortization of deferred financing costs	994	533
Amortization of upfront fees received and initial direct costs paid	716	65
Depreciation	540	208
Amortization of notes payable discounts	1,174	81
Unrealized loss on equity investment	568	—
Changes in operating assets and liabilities:
(Increase)/Decrease in other assets	1,734	(4,008)
(Increase)/Decrease in interest receivable	(242)	(54)
Increase/(Decrease) in interest payable	276	210
Increase/(Decrease) in accrued expenses	(1,999)	3,061
Increase/(Decrease) in good faith deposits	(28)	29
Increase/(Decrease) in accounts payable	(171)	241
Increase/(Decrease) in other liabilities	(1,164)	3,489

Net cash provided by operating activities	9,292	10,419

Cash flows from investing activities
Sales of secured loans and direct finance leases to an affiliate	26,417	64,456
Investments in secured loans and direct finance leases	(139,752)	(11,041)
Collections of principal on secured loans and direct finance leases	88,264	38,387
Non-refundable upfront fees received	201	19
Initial direct costs paid	(666)	(108)
Proceeds from sales of equipment on lease	51	—
Proceeds from sales of equipment off lease	1,127	2,219
(Purchases)/Proceeds from sales of fixed assets	(134)	(42)
Cash paid for acquisition, net	(218)	—

Net cash provided by/(used in) investing activities	(24,710)	93,890

Cash flows from financing activities
Borrowings on credit facility	134,394	35,192
Repayments on credit facility	(86,086)	(103,075)
Repayments of notes principal	(71,657)	(24,185)
Borrowings on loan from affiliate	34,511	—
Repayment on loan from affiliate	(1,629)	—
Capital distributions	(8,339)	(6,081)

Net cash provided by/(used in) financing activities	1,194	(98,149)

Net increase/(decrease) in cash and restricted cash	(14,224)	6,160
Cash and restricted cash at the beginning of period	20,755	14,595

Cash and restricted cash at the end of period	$6,531	$20,755

Supplemental disclosures of cash flow information
Interest paid	$7,568	$2,476

Non-cash consideration paid for acquisition	$6,832	$—

See accompanying notes to the consolidated financial statements

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

For the Year Ended December 31, 2018 and the Period Ended December 31, 2017

(In Thousands)

1. Organization and Business

NEF Holdings, Inc. was organized on June 7, 2013 as a Delaware corporation and commenced its operations in June 2013. Effective January 1, 2014, NEF Holdings, Inc. converted from a corporation to a limited liability company (“LLC”), NEF Holdings, LLC (“NEF Holdings”), pursuant to Section 18-214 of the Limited Liability Act in the State of Delaware. Subsequent to the close of business on July 31, 2017, NEF Holdings was acquired by Solar Capital Ltd. (“Solar”) (see note 4).

As of December 31, 2018, NEF Holdings had five wholly-owned subsidiaries: Nations Fund I, LLC (“Fund I”), Nations Equipment Finance Funding III, LLC (“Issuer III”), Nations Equipment Finance, LLC (“NEF”), Equipment Operating Leases, LLC (“EOL”), formerly NEF Investments, LLC (“NEF Investments”) and NEF Auto Transport, LLC (“NEF Auto Transport”) (collectively, the “Company”). The Company is headquartered in Norwalk, Connecticut.

Nations Fund I, Inc. was organized on September 17, 2010 as a Delaware corporation. Effective January 1, 2014, Nations Fund I, Inc. converted from a corporation to a LLC, Nations Fund I, LLC, pursuant to Section 18-214 of the Limited Liability Act in the State of Delaware. Fund I is a commercial equipment finance company that provides term loans and leases primarily to middle market and privately held companies. Fund I focuses on direct origination of loans and equipment leases secured by equipment collateral, such as trailers, trucks, transportation and construction equipment.

NEF was organized as a LLC under the laws of the State of Delaware and commenced operations on August 24, 2010. NEF was formed for the purposes of serving as the investment manager for Fund I and later as the servicer for the Company’s securitization entities. Services provided by NEF include, among other things, identifying, structuring and negotiating transactions, monitoring, advising and managing investments, exercising control rights, options or warrants, liquidating investments, cash management, accounting, tax, compliance and legal services.

NEF Investments, a wholly owned subsidiary of NEF Holdings, was organized as a Delaware LLC on January 22, 2018. On April 18, 2018, NEF Investments’ LLC agreement was amended which changed the company’s name from NEF Investments, LLC to Equipment Operating Leases, LLC. EOL is a commercial equipment finance company that provides term loans and leases primarily to middle market and privately held companies.

NEF Auto Transport was organized as a LLC under the laws of the State of Delaware and commenced operations in December 2018 through the acquisition of a former customer (see note 4). NEF Auto Transport is an auto transport carrier providing direct auto-hauling services.

During August 2014, NEF Holdings formed Nations Equipment Finance Funding II, LLC (“Issuer II”) as a Delaware LLC. Issuer II, formerly a wholly owned subsidiary of NEF Holdings, was formed as a bankruptcy remote vehicle with the intention to acquire net financing receivables from NEF Holdings in order to leverage these assets through a term securitization and take advantage of a low interest rate market environment. In 2018, Issuer II executed the clean-up call provisions associated with the outstanding notes payable, and on November 5, 2018 was dissolved.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

1. Organization and Business (continued)

During November 2015, NEF Holdings formed Issuer III as a Delaware LLC. Issuer III, a wholly owned subsidiary of NEF Holdings, was formed as a bankruptcy remote vehicle with the intention to acquire net financing receivables from NEF Holdings in order to leverage these assets through a term securitization and take advantage of a lower interest rate market environment. In 2018, Issuer III executed the clean-up call provisions associated with the outstanding notes payable and ceased operations.

Nations Tioga, LLC (“Nations Tioga”), a wholly owned subsidiary of NEF Holdings, was organized as a Delaware LLC in December 2016. On November 1, 2018, Nations Tioga executed a certificate of cancellation and was dissolved.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These consolidated financial statements include the accounts of NEF Holdings and its wholly owned subsidiaries, Fund I, Issuer II, Issuer III, NEF, EOL, Nations Tioga and NEF Auto Transport. All significant intercompany balances and transactions are eliminated in consolidation. Certain amounts in the prior period financial statements have been reclassified to conform to the current year’s presentation.

Use of Estimates

The presentation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that impact the amounts reported in the consolidated financial statements and accompanying notes. Such estimates and assumptions are subject to change in the future as additional information becomes available or as circumstances are modified. Actual results could differ materially from these estimates. Management’s estimates and assumptions are used in estimating an allowance for losses on financing receivables, impairments of equipment off lease, useful lives of leasing equipment and fixed assets, fair values of unguaranteed residual values, intangible assets and fair values of assets acquired and liabilities assumed.

Cash

At December 31, 2018 and December 31, 2017, the Company’s cash balance totaled $6,531, and $20,755, of which $120 and $5,627, respectively, was restricted. The restricted cash balance as of December 31, 2018 is maintained in connection with the lease of the Company’s office space in Norwalk, Connecticut. A substantial portion of the restricted cash balance as of December 31, 2017 was maintained for the benefit of the note holders in connection with the Company’s securitizations.

Secured Loans

Secured loans, net are reported at the principal amount outstanding, net of non-refundable fees, initial direct costs and accrued interest. Interest income on secured loans is recorded on the accrual basis in accordance with the terms of the respective loan.

Non-refundable loan fees and initial direct costs associated with the origination of loans are deferred and included in secured loans, net in the consolidated balance sheets. These fees are recognized as an adjustment to interest income over the contractual life of the loans using the interest method.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Direct Finance Leases

Net investment in direct finance leases is reported net of unearned income, deferred non-refundable fees and initial direct costs associated with their origination, and inclusive of guaranteed and unguaranteed residual values. Direct finance leases are usually long-term in nature, typically ranging for a period of three to seven years and include either a nominal or fair market value purchase option at the end of the lease term.

Non-refundable fees received and initial direct costs incurred associated with the origination of direct finance leases are deferred and are recognized as an adjustment to interest income over the contractual life of the direct finance leases using the interest method.

Recognition of Earned Income on Direct Finance Leases

The difference between the cost of the equipment and the total finance lease receivable plus, where applicable, the unguaranteed or guaranteed residual value is recorded as unearned income. Unearned income is amortized as earned income over the term of the transaction using the interest method.

Fixed Assets

Fixed assets consist of furniture and fixtures, software, computers, leasehold improvements, automobiles, telephone and office equipment and auto hauling trucks, and are stated at cost less accumulated depreciation and amortization. Expenditures for repairs and maintenance are expensed as incurred and are included in other expenses in the Company’s consolidated statement of operations.

Depreciation and amortization of fixed assets are calculated using the straight-line method over their respective useful lives as follows, and recorded in depreciation and amortization in the consolidated statements of operations:

Useful Life (Years)
Furniture and fixtures	7
Telephone	7
Computers	5
Office equipment	5
Software	5
Automobile	5
Auto Hauling Trucks	5
Leasehold improvements	Lesser of the life of the asset or the life of the lease

Good Faith Deposits

Good faith deposits represent cash received from the Company’s customers, when the proposal for a potential transaction is signed. These deposits are used to pay expenses such as third party appraisals, document fees and travel and related costs incurred by the Company in connection with the origination of the transaction. If the deposit exceeds the expenses incurred by the Company, the excess amount is refundable to the customer. If the expenses incurred exceed the deposits received, the Company’s customers are liable for the overage. Such overages are included in other assets on the consolidated balance sheets. In the event the Company approves a transaction with a customer and the customer elects not to pursue the transaction, the Company recognizes any remaining good faith deposit into income, as allowed by the agreed upon terms of the signed proposal. Such amounts are included in other income in the consolidated statements of operations.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Other Income

Amounts in other income in the consolidated statements of operations primarily include gains on sales of equipment, fees charged for early terminations of financing arrangements, other miscellaneous fees earned in connection with the administration of such financing arrangements and foreign currency translation gains.

Other Expenses

Included in other expenses in the consolidated statements of operations are losses on sales of equipment, foreign currency translation losses and other expenses incurred in connection with the administration of financing arrangements. Also included in other expenses in 2018 is the net loss (excluding depreciation expense) of $166 from the operations of NEF Auto Transport (see note 4).

Allowance for Losses on Financing Receivables

The Company maintains an allowance for losses on financing receivables at a level sufficient to absorb probable losses related to its financing receivables as of the date of the consolidated financial statements. In determining its allowance for losses on financing receivables, the Company considers the creditworthiness of the receivables in the portfolio based on internal customer risk ratings, collateral coverage and remaining term to maturity, which are reviewed and updated, as appropriate, on an ongoing basis.

Individually identified non-performing secured loans and direct finance leases are measured based on the specific circumstances of the transaction and a specific allowance is established, if necessary. Amounts determined to be uncollectible are charged directly to provision for losses in the consolidated statements of operations. During the year ended December 31, 2018 and the Period ended December 31, 2017, charge-offs of financing receivables totaled $2,421 and $300 respectively.

The Company classifies a financing receivable as past due when it is overdue by more than 60 days. As of December 31, 2018, financing receivables with an outstanding balance of $4,921, $20,790, and $6,412 were between 61-90 days past due, 91-120 days past due and greater than 120 days past due, respectively. As of December 31, 2017, financing receivables with an outstanding balance of $951, $5,756 and $7,671 were between 61-90 days past due, 91-120 days past due and greater than 120 days past due, respectively.

Non-Accrual Financing Receivables

Income recognition is generally suspended for financing receivables after 90 days of non-payment, or if full recovery becomes doubtful based on the assessment by the Company. Income recognition is resumed when financing receivables are less than 90 days past due. At December 31, 2018 and December 31, 2017, financing receivables with an outstanding balance of $15,030 and $18,637, respectively, were on non-accrual of income.

Equipment on Lease

Leasing equipment is comprised of equipment under operating leases. Leasing equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful life of the equipment. Income is recorded on a straight-line basis over the term of the lease as operating lease income in the consolidated statement of operations.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Equipment on Lease (continued)

The estimated useful lives and residual values of the Company’s leasing equipment are based on independent third party appraisals and management’s judgment. The Company reviews its depreciation policies on a regular basis to determine whether changes have taken place that would suggest that a change in its depreciation policies, useful lives of its equipment or the assigned residual values is warranted. The estimated useful lives of the Company’s leasing equipment at December 31, 2018 and December 31, 2017 are as follows:

Useful Lives (Years)
Truck cranes	11
Drill units	15
Rail cars	30

Leasing equipment is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recovered. Key indicators of impairment on leasing equipment include, among other factors, a sustained decrease in operating profitability, a sustained decrease in utilization, or indications of technological obsolescence.

Equipment off Lease

Equipment off lease arises when the Company repossesses collateral that secured a financing receivable in a customer default scenario. A write-down of the financing receivable is recorded as a charge-off when the carrying amount exceeds the fair value and the difference relates to credit quality. At the time of repossession, the financing receivable is transferred to equipment off lease at the lower of cost or fair value. During the year ended December 31, 2018 and the Period ended December 31, 2017, the Company recorded $579 and $5, respectively, in charge offs, which are included in provisions for losses in the consolidated statements of operations.

A review for impairment of equipment off lease is performed at least annually or when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. During the year ended December 31, 2018 and the Period ended December 31, 2017, the Company recorded impairment charges of $489 and $183, respectively.

At December 31, 2018 and December 31, 2017, equipment off lease totaled $572 and $1,816, respectively, in the consolidated balance sheets. The Company intends to sell such assets, and has classified these assets as held for sale, in accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 360, Property, Plant & Equipment.

Other Assets

Included in other assets in the consolidated balance sheets at December 31, 2018 is an equity investment in a customer’s parent company stock, obtained to improve collateral coverage on an existing financing receivable. The Company values equity investments that are traded on a public securities exchange at the reported value at year end. Included in the consolidated statements of operations is a $568 charge which represents the fair value decline for the year ended December 31, 2018.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Derivative Instruments

The Company manages exposure to interest rate through the use of interest rate caps traded in the over-the-counter markets with other financial institutions. The Company does not enter into derivative financial instruments for speculative purposes. Derivative instruments are recognized at fair value and included in other assets in the consolidated balance sheets.

Interest rate caps are used to manage the Company’s interest rate exposure on its senior secured credit facility. At December 31, 2018 and December 31, 2017, such derivatives had a notional amount of $85,000 and $65,000, respectively, and a fair value of $185 and $199, respectively, which are included in other assets in the consolidated balance sheets. For the year ended December 31, 2018 and the Period ended December 31, 2017, increases in fair value of the interest rate caps totaled $41 and $57, respectively, and are included in interest expense in the consolidated statements of operations.

During the Period ended December 31, 2017, the Company held foreign currency derivative instruments, specifically cross-currency swaps, as a hedge of the variability of forecasted cash flows associated with certain financing receivables financed with US dollars. On the date the derivative contract is entered into, the Company formally documents all relationships between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking various hedge transactions. Hedge effectiveness is measured at the hedge’s inception and, on an on-going basis, to determine whether the derivatives are highly effective in offsetting the changes in cash flows of the hedged item. Changes in fair value of foreign currency derivatives that are designated and qualify as cash flow hedges, which are highly effective, are recorded in the consolidated statements of comprehensive income until earnings are affected by the variability in cash flows of the designated hedged item.

At December 31, 2018 and December 31, 2017, the Company did not hold any cross currency swaps. Changes in unrealized holding losses of cross currency swaps, which were deemed highly effective, totaled $0 and ($7) during the year ended December 31, 2018 and Period ended December 31, 2017, respectively, and are included in other comprehensive loss in the consolidated statements of comprehensive income.

Deferred Financing Costs

Deferred financing costs represent fees and other incremental costs incurred in connection with the financing of the Company’s senior secured credit facility and notes payable. Deferred financing costs for its senior secured credit facility are amortized using the straight-line method into earnings over the contractual term of the facility. Deferred financing costs for notes payable are amortized into earnings using the effective interest rate method over the contractual terms of the respective notes. In 2018, $609 of deferred financing costs associated with the notes payable were fully amortized during the year as a result of the Issuer II and Issuer II notes being fully repaid.

Debt

Senior secured credit facility represents the Company’s borrowings under its long-term revolver, which are carried at amortized cost, along with the related accrued interest payable and unamortized deferred financing costs.

Notes payable represent the Company’s unpaid secured note balance, which are carried at amortized cost, net of discounts, along with the related accrued interest payable and unamortized deferred financing costs.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Debt (continued)

Certain secured notes were originally issued at discounts. These discounts are amortized using the straight-line method over the lives of the secured notes. The secured notes were fully repaid during 2018 and, as such, $1,174 of unamortized discounts were fully expensed during the year and included in interest expense in the consolidated statements of operations.

Financial Asset Transfers

The Company accounts for transfers of financial assets under FASB ASC 860, Transfers and Servicing, utilizing a control oriented, financial components approach to financial asset transfer transactions whereby the Company: (1) recognizes the financial and servicing assets it controls and the liabilities it has incurred; (2) derecognizes financial assets when control has been surrendered; and (3) derecognizes liabilities once they are extinguished. Control is considered to have been surrendered only if: (i) the transferred assets have been isolated from the Company and its creditors, even in the event of bankruptcy or other receivership; (ii) the purchaser has the right to pledge or exchange the transferred assets, or, is a qualifying special purpose entity (as defined) and the holders of beneficial interests in that entity have the right to pledge or exchange those interests; and (iii) the Company does not maintain effective control over the transferred assets through an agreement which both entitles and obligates it to repurchase or redeem those assets prior to maturity, or through an agreement which both entitles or obligates it to repurchase or redeem those assets if they were not readily obtainable elsewhere. If any of these conditions are not met, the Company accounts for the transfer as a secured borrowing.

Foreign Currencies

Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the date of the consolidated balance sheets. Income and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process, which totaled ($18) and ($6) for the year ended December 31, 2018 and the Period ended December 31, 2017, respectively, are recorded in other expenses in the consolidated statements of operations. At December 31, 2018 and December 31, 2017, the Company had cash, financing receivables and debt denominated in the Canadian dollar.

Income Taxes

The Company is a LLC and has elected to be taxed as a partnership. Accordingly, the Company is not subject to federal or state income taxes. Taxable income, losses and deductions flow through to the Company’s members.

Contingencies and Commitments

The Company may be subject to various legal proceedings, claims, and litigation, either asserted or unasserted that arise in the ordinary course of business. Professional legal fees are expensed as incurred. The Company records accruals for contingent losses when such losses are probable and reasonably estimable. In the event that estimates or assumptions prove to differ from actual results, adjustments are made in subsequent periods to reflect more current information.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurement

Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction at the measurement date. In determining fair value of financial instruments and intangibles, the Company uses various valuation approaches, which often utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. The inputs can be readily observable, market corroborated or generally unobservable internal inputs. The Company utilizes valuation techniques that rely primarily on observable inputs.

Goodwill and Intangible Asset

Goodwill, which represents the excess of consideration paid for the Company over the fair value of the related assets acquired, liabilities assumed and contractual rights arising from the acquisition of the Company on July 31, 2017 as discussed in note 1. As discussed in note 4, in connection with the acquisition of one of its former customers, the Company acquired an intangible asset related to customer relationships with a five year useful life. The intangible asset was acquired in December of 2018 and therefore no amortization expense was recorded for the year ended December 31, 2018. Estimated future amortization expense is $790 for each of the years from 2019 through 2023.

The Company assesses goodwill and intangible assets for impairment, annually or more frequently if events or changes in circumstance occur, by comparing the carrying value to its fair value. If the fair value is less than the carrying value, an impairment charge is recorded in that period. The Company adopted FASB Accounting Standards Update (“ASU”) 2017-04 – Intangibles—Goodwill and Other (Topic 350), which simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. As part of the step one testing for goodwill impairment, the fair value of the reporting unit is estimated by applying the weighted percentages to the calculated fair values of the Company derived using both the income and market approaches. Under the income approach, the fair value is determined using a discounted cash flow analysis, which involves significant estimates and assumptions, including market conditions, discount rates, and projections of future cash flows. Using the market approach, the fair value is estimated by using comparable publicly traded companies, whose values are known, as a benchmark to establish an estimate of a multiple that is then applied to the Company. In accordance with ASU 2017-04, the Company performed step one of the goodwill impairment test, which indicated no impairment charge was warranted on either goodwill or its intangible asset.

3. New Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This guidance provides a single comprehensive revenue recognition framework and supersedes existing revenue recognition guidance. Included in the new principles-based revenue recognition model are changes to the basis for deciding on the timing for revenue recognition. In addition, the standard expands and improves revenue disclosures. In August 2015, the FASB subsequently issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date of ASU 2014-09. After the deferral, ASU 2014-09 is effective retroactively for annual or interim reporting periods beginning after December 15, 2017. In accordance with the new revenue recognition standard, the Company must identify the contract with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation.

The Company adopted this guidance in 2018. The majority of the Company’s revenue streams, including interest and fee income associated with the origination of leases and loans are outside the scope of the new guidance and as such had no impact on the Company’s consolidated financial statements. Income earned by the Company for providing administrative and collateral monitoring services, which are in the scope of the ASU, are earned ratably over the period in which the services are provided, which is consistent with the updated guidance.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

3. New Accounting Pronouncements (continued)

The Company has evaluated the nature of its contracts with customers and determined that further disaggregation of revenue from contracts with customers into more granular categories beyond what is presented in the consolidated statements of operations was not necessary. Accordingly, the adoption of ASU 2014-09 did not have a material impact on the Company’s consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments–Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. This guidance is intended to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. Among other things, this guidance requires entities to measure equity investments (except those accounted for under the equity method) at fair value and recognize any changes in fair value in net income. The Company adopted this guidance during the year ended December 31, 2018. Included in other assets is an equity investment, which is recorded at fair value based on an observable market price, and changes in its fair value for the year ended December 31, 2018 were recorded as a charge to income in the consolidated statement of operations.

In February 2016, the FASB issued ASU 2016-02 – Leases. This amendment will require companies that lease assets to recognize on the consolidated statement of financial condition the assets and liabilities for the rights and obligations created by those leases. This amendment is effective for the Company for the fiscal year beginning after December 15, 2018. The Company is currently evaluating the potential impact the new standard will have on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 – Financial Instruments – Credit Losses. This amendment will require companies to broaden the information considered in developing its expected credit loss estimates on financing receivables measured either individually or collectively. This amendment is effective for the Company for the fiscal year beginning after December 15, 2019. The Company is currently evaluating the potential impact the new standard will have on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18 – Statement of Cash Flows (Restricted Cash). This amendment requires the statement of cash flows explain the change in the total of cash, cash equivalents and restricted cash. The Company early adopted this guidance during the Period ended December 31, 2017, as permitted, and has made the required disclosures in these consolidated financial statements.

4. Business Combinations

As discussed in Note 1, immediately following the close of business on July 31, 2017, Solar, through its wholly owned subsidiaries, NEFCORP, LLC (“NEFCORP”) and NEFPASS, LLC (“NEFPASS”), acquired all the equity interests in the Company. The assets acquired and liabilities assumed in the acquisition were recorded at their respective fair values. The excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

4. Business Combinations (continued)

The allocation of the purchase price to the assets acquired and liabilities assumed at the date of acquisition is as follows:

Total consideration	$139,565
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash	14,595
Financing receivables	252,695
Financing receivables – held for sale	64,456
Equipment on lease	5,196
Equipment off lease	3,189
Fixed assets	228
Prepaid assets	112
Other assets	4,982
Account payable and accrued expenses	(1,975)
Senior secured debt facility	(137,350)
Notes payable	(93,708)
Other liabilities	(2,687)

Total identifiable net assets	109,733

Goodwill	$29,832

In accordance with the provisions of FASB Topic 805, Business Combinations, the fair value of financing receivables and other assets, was determined based on an independent valuation that considered industry risk, as well as interest rate, liquidity, credit and event risks. The fair value of tangible property, including equipment on lease and equipment off lease, was also based on an independent valuation, which utilized a combination of desktop valuations as well a market approach, given a portion of the assets were sold subsequent to acquisition date. The total fair value discount on all identifiable net assets totaled $8,157. As a result of the acquisition, goodwill of $29,832 was recorded in the consolidated balance sheets.

Immediately following the acquisition of the equity interest of the Company by two wholly owned subsidiaries of Solar on July 31, 2017, the Company entered into a purchase and sale agreement with NEFPASS to sell financing receivables of $64,456, which represented the July 31, 2017 fair value of these assets. The financing receivables were sold, without recourse, at their fair value and there was no gain or loss recorded as a result of the sale.

On December 11, 2018, the Company, through its wholly owned subsidiary NEF Auto Transport, acquired a privately held auto transport hauler. The entity, which was one of the Company’s former customers, was acquired out of bankruptcy in satisfaction of all of the amounts due the Company. Total consideration of $7,082 (of which $250 was in the form of cash) was allocated to the fair value of the identifiable assets acquired and liabilities assumed, which included cash of $32, receivables of $287, fixed assets of $2,813 and a customer relationship related intangible asset of $3,950, which is included in other assets in the consolidated balance sheet at December 31, 2018. Given the proximity of the acquisition to December 31, 2018, the fair value of the intangible asset associated with customer relationships has been measured provisionally, pending completion of an independent valuation. As permitted under the provisions of FASB Topic 805, if new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the fair value of intangible asset, then the accounting for the acquisition will be adjusted.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

5. Financing Receivables

Net investment in direct finance leases consists of the following at December 31, 2018 and December 31, 2017:

	2018	2017
Gross finance lease receivables	$173,819	$172,200
Guaranteed residuals	36,258	21,281
Unguaranteed residuals	33,109	23,279
Unearned Income	(46,710)	(40,224)
Deferred non-refundable fees collected	(171)	(341)
Deferred initial direct costs paid	2,097	757

	198,402	176,952
Purchase accounting valuation discount (see note 4)	(1,519)	(3,549)

Total net investment in direct finance leases	$196,883	$173,403

Secured loans, net, consist of the following at December 31, 2018 and December 31, 2017:

	2018	2017
Secured loans, principal	$48,175	$59,640
Accrued interest receivable	993	751

Total secured loans, gross	49,168	60,391
Deferred non-refundable fees collected	(467)	(736)
Deferred initial direct costs paid	199	413

	48,900	60,068
Purchase accounting valuation discount (see note 4)	(3,117)	(3,356)

Total secured loans, net	$45,783	$56,712

Aggregate scheduled payments, contractual maturities including guaranteed residuals and unguaranteed residuals by year on the fixed and floating-rate secured loans and direct finance leases, are as follows:

	2019	2020	2021	2022	2023	Thereafter	Total
Secured loans:
Fixed rate	$13,003	$6,651	$3,941	$4,251	$1,161	$—	$29,007
Floating rate	14,094	5,074	—	—	—	—	19,168
Direct finance leases	69,155	48,083	45,844	35,287	22,037	22,780	243,186

Total	$96,252	$59,808	$49,785	$39,538	$23,198	$22,780	$291,361

6. Allowance for Losses on Financing Receivables

A financing receivable is considered impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the agreement. As of December 31, 2018 and December 31, 2017, the Company maintained a specific allowance for losses of $2,514 and $4,169 on financing receivables of $3,667 and $13,329, respectively, and a general allowance for losses of $2,931 and $2,974, respectively, on the remaining portfolio of financing receivables.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

6. Allowance for Losses on Financing Receivables (continued)

The Company monitors the internal risk rating of each customer. The internal risk rating was developed by the Company and is fully described in the Company’s credit policies and procedures. The internal risk rating gives heavy weighting to collateral coverage and fixed charge coverage of the customer. It also takes into account the customer’s leverage as well as subjective factors including industry cyclicality, quality of management and liquidity. The internal risk ratings range from 1 to 8, with 1 being the best and 8 being the worst.

Customer’s risk ratings are computed quarterly during a quarterly portfolio review process. If during the life of a transaction, a customer’s risk rating is downgraded to a risk rating of 4 or beyond, the Company’s credit team follows more stringent procedures for monitoring the credit, as specified in the Company’s credit policies and procedures.

7. Equipment on Lease, net

At December 31, 2018, equipment under operating leases consists of a cost basis of $5,736, net of accumulated depreciation of $558 and a purchase accounting valuation discount of $594 for a net balance of $4,584. At December 31, 2017, equipment under operating leases consists of a cost basis of $5,790, net of accumulated depreciation of $165 and a purchase accounting valuation discount of $594 for a net balance of $5,031. Total depreciation expense relating to equipment under operating leases for the year ended December 31, 2018 and the Period ended December 31, 2017 was $396 and $165, respectively, and recorded as depreciation expense on the consolidated statement of operations.

Aggregate scheduled contractual payments to be received by year on equipment under operating leases are as follows:

Year	Total Rental Payments
2019	$620
2020	155

$775

8. Fixed Assets, net

At December 31, 2018 and December 31, 2017, fixed assets, net consists of the following:

	2018	2017
Auto hauling trucks	$2,776	$—
Leasehold improvements	112	59
Furniture and fixtures	97	94
Computers	77	59
Automobiles	96	21
Office equipment	14	17
Software	12	11
Telephone	6	9

Fixed assets, gross	3,190	270
Accumulated depreciation	(160)	(43)

Fixed assets, net	$3,030	$227

Depreciation and amortization expense related to fixed assets totaled $144 and $43 for the year ended December 31, 2018 and for the Period ended December 31, 2017, respectively. For the years ending 2019, 2020 and thereafter, the Company will recognize annual amortization expense related to software of $3, $1 and $1, respectively.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

9. Senior Secured Credit Facility

Senior secured credit facility consists of the following at December 31, 2018 and December 31, 2017:

	2018	2017
Senior secured credit facility, principal	$119,316	$71,010
Accrued interest payable	503	224
Unamortized deferred financing costs	(996)	(1,382)

Total senior secured credit facility	$118,823	$69,852

At December 31, 2018 and December 31, 2017, Fund I maintains a revolving credit facility (the “Facility”) with total availability of $150,000. Interest is based on the London Interbank Offering Rate (“LIBOR”), plus an applicable margin. The applicable margin ranges from 2.50% to 2.75% based on Fund I’s leverage ratio. The leverage ratio represents the ratio of the outstanding balance of the Facility to Fund I’s total member’s capital, as described in the Facility agreement. All assets of Fund I are pledged as collateral under the Facility. Fund I is also required to pay a 0.375% per annum unused line fee. Included in the total availability is a sublimit of $50,000 that is reserved to fund transactions in Canadian dollars (“CAD”). The Company provides a limited guaranty to the Facility for all interest, fees and expenses that cannot otherwise be charged to Fund I. The Facility is set to mature on July 31, 2021, with the principal payable in full at maturity.

The Facility requires Fund I and the Company to maintain certain periodic financial covenants surrounding capitalization, cash flow and default, delinquency and charge-off ratios. As of December 31, 2018 and December 31, 2017, Fund I and the Company were in full compliance with all the requirements of the Facility.

10. Notes Payable

Notes payable at December 31, 2018 were fully paid off. Notes payable at December 31, 2017 were as follows:

Total
Class A note principal	$29,080
Class B note principal	23,062
Class C note principal	19,514
Unamortized discount on Class B notes	(307)
Unamortized discount on Class C notes	(866)
Unamortized deferred financing costs	(609)
Accrued interest payable	88

Total notes payable	$69,962

Issuer II and Issuer III issued two equipment contract backed notes on October 10, 2014 and February 19, 2016, respectively. Each issuance of equipment contract backed notes entered into indentures with US Bank National Association, as Trustee and Custodian (collectively, the “Indentures”), and issued Class A, Class B and Class C notes (collectively “Notes Payable”). The Indentures define the terms of the transaction whereby equipment backed term loans and leases were pledged as collateral to secure the note holders. NEF was engaged to act as servicer (the “Servicer”) of the Notes Payable based on servicing agreements executed at issuance of the Notes Payable.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

10. Notes Payable (continued)

Upon issuance, the Notes Payable of Issuer II and Issuer III were rated by DBRS and Moody’s. As of December 31, 2017, Moody’s ratings for Issuer II Class A, Class B and Class C notes were A2, Baa1 and Ba2, respectively, while Class A was rated AAA by DBRS. As of December 31, 2017, Moody’s ratings for Issuer III Class A, Class B and Class C notes were A3, Baa3 and Ba2, respectively, while the Class A was rated AA by DBRS.

Interest on the Issuer II Notes Payable was fixed at 1.558%, 3.276% and 5.227% on the Class A, Class B and Class C notes, respectively. Interest on the Issuer III Notes Payable was fixed at 3.61%, 4.75% and 5.00% on the Class A, Class B and Class C notes, respectively. All contractual payments, excluding residuals, on leases and all principal and interest payments on loans are pledged as collateral. Issuer II Class A Notes Payable were set to mature in July 2018, the Class B notes in January 2019 and the Class C notes in September 2019. Issuer III Class A Notes Payable were set to mature in February 2021, and the Class B and Class C notes in January 2025.

Under the terms of indentures, the Issuers were required to maintain certain financial covenants surrounding net losses and delinquencies. As of December 31, 2017, and throughout 2018, while the notes were outstanding, both Issuer II and Issuer III were in full compliance with all covenants.

During 2018, Issuer II and Issuer III elected to redeem all of the then outstanding Notes Payable pursuant to the clean up call provisions of the Indentures. Accordingly, the lien on the underlying collateral was then released by the trustee.

11. Financial Asset Transfers and Securitizations

In connection with the repayment of the Issuer II and Issuer III notes discussed above, the Company entered into an assignment agreement with NEFPASS to transfer, convey and assign the net investment of certain financing receivables as of February 28, 2018 for Issuer II and July 31, 2018 for Issuer III. The purchase price for the Issuer II and Issuer III financing receivables was $12,440 and $13,977, respectively, which was paid in cash. The purchase price was equivalent to the net investment of the financing receivables at the time of purchase; therefore, no gain or loss was recorded on the transaction.

12. Employee Compensation and Benefit Plans

As of December 31, 2018, the Company employed personnel at its headquarters in Norwalk, Connecticut and its sales offices in Florida, Ohio, Texas, and California. Employee compensation and benefits are comprised of base salaries, discretionary bonuses, health care benefits, employer 401(k) contributions and payroll taxes. As a part of their employment agreements, certain members of senior management are eligible for an annual bonus amount, which is calculated as a percentage of their annual salaries, based on the performance of NEF Holdings, as described in their employment agreements.

Effective August 1, 2017, the Company formed a Long Term Incentive Plan (“LTIP”) that provides for an annual bonus pool to certain members of senior management based on the Company achieving certain performance criteria. For the year ended December 31, 2018 and the Period ended December 31, 2017, the Company has not accrued or expensed any amount for the LTIP.

The Company sponsors a 401(k) plan, where the Company contributes 3% of employees’ annual earnings up to the maximum annual contribution amount as determined by the Internal Revenue Service.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

13. Fair Value of Financial Instruments

FASB ASC 820, Fair Value Measurements (“ASC 820”), establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect management’s market assumptions.

These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as interest rates and foreign exchange rates that are observable at commonly quoted intervals. Financial assets utilizing Level 2 inputs include currency swaps and interest rate caps.

Level 3 – Unobservable inputs.

As of December 31, 2018 and December 31, 2017, the Company measured its interest rate caps, at fair value on a recurring basis. Total fair value of such derivative instruments as of December 31, 2018 and December 31, 2017 was $185 and $199, respectively, which was classified as Level 2 in the fair value hierarchy by the Company. The fair value of interest rate caps are measured using discounted cash flow calculations based on observable inputs from the relevant interest/exchange rate curves in effect at December 31, 2018 and December 31, 2017.

ASC 820 also requires that the Company disclose estimated fair values for its financial instruments. No quoted market exists for the Company’s financial instruments. Therefore, fair market estimates are based on judgments, risk characteristics of various financial instruments and other factors. Changes in these assumptions could significantly affect the estimates.

The Company estimates the carrying amounts of cash approximated its fair values as of December 31, 2018 and December 31, 2017. Since there is no liquid secondary market for the Company’s financing receivables, the Company estimates the fair value of its secured loans and net investment in direct finance leases by comparing the average yield of the portfolio to recent issuances of similar loans and leases. Based on the Company’s review of the Facility and valuation from its lender, management determined that the carrying value of its senior secured credit facility approximated fair value. The Company examined the pricing of notes payable at December 31, 2017 and determined that current market conditions would slightly impact the fair value of the existing Notes.

The carrying amount and estimated fair values of the Company’s financial instruments at December 31, 2018 and December 31, 2017 were as follows:

	2018		2017
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash	$6,531	$6,531	$20,755	$20,755
Net investment in direct finance leases	192,537	192,520	168,353	172,366
Secured loans, net	44,684	44,590	54,619	55,057

Total financing receivables, net of allowances	237,221	237,110	222,972	227,423
Financial liabilities:
Senior secured credit facility	$118,823	$118,823	$69,852	$69,852
Notes Payable	—	—	69,962	70,223

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

14. Concentration of Credit Risk

Financing receivables subject the Company to credit risk. The Company monitors its portfolios by evaluating each of the customer’s financial condition and collateral. The Company’s maximum exposure to credit risk at December 31, 2018 and December 31, 2017, without considering the underlying collateral, is represented by the carrying value of the financing receivables in the consolidated balance sheets. The Company monitors its financing receivables for geographic concentrations. The following table reflects such concentrations as of December 31, 2018 and December 31, 2017:

Geographic Concentration

	2018		2017
Texas	$48,348	Texas	$51,272
Washington	28,816	Kansas	22,298
Kansas	17,352	Alberta (Canada)	18,248
Colorado	17,233	California	15,140
Alberta (Canada)	12,455	Colorado	9,878
Pennsylvania	12,332	Ohio	9,626
Ohio	8,388	Tennessee	9,512
Oregon	8,002	Connecticut	8,115
Indiana	7,792	Florida	7,616
Quebec (Canada)	6,933	North Carolina	7,126
Florida	6,356	Pennsylvania	6,733
Tennessee	5,714	Maine	6,313
Maine	5,659	New York	5,396
Michigan	5,514	Nevada	5,341
Connecticut	4,919	Louisiana	5,188
Louisiana	4,294	Kentucky	4,609
Other U.S. states / Canada	42,559	Other U.S. states / Canada	37,704

Total financing receivables, gross	$242,666	Total financing receivables, gross	$230,115

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the acceptability of types of collateral and valuation parameters. Typically, the Company obtains access to collateral either through direct ownership or by a first lien security interest.

The Company also monitors its financing receivables for collateral concentrations. The following tables reflects such concentrations as of December 31, 2018 and December 31, 2017:

Collateral Concentrations

	2018		2017
Tow boats	$36,350	Aircraft	$27,813
Tractors	30,026	Tractors	25,293
Aircrafts	19,612	Barge Rigs	16,116
Cranes	17,979	Trailers	15,892
Barge rigs	16,487	Trucks	14,033
Trailers	16,026	Busses	13,235
Trucks	13,025	Construction equipment	12,444
All other	93,161	All other	105,289

Total financing receivables, gross	$242,666	Total financing receivables, gross	$230,115

At December 31, 2018, the Company had financing receivables outstanding to one customer that approximated 12% of total financing receivables.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

15. Contingencies and Commitments

As of December 31, 2018, the Company had one U.S. and one Canadian revolver financing arrangements with a total outstanding balance of $2,548 and CAD$2,497 respectively, which are included in secured loans, net in the consolidated balance sheets. As of December 31, 2017, the Company had three U.S. and one Canadian revolver financing arrangements with a total outstanding balance of $9,122 and CAD$2,221 respectively, which are included in secured loans, net in the consolidated balance sheets. The Company’s maximum commitments under the U.S. and Canadian revolvers were $3,500 and CAD$4,000, respectively, as of December 31, 2018. The Company’s maximum commitments under the U.S. and Canadian revolvers were $10,000 and CAD$3,000, respectively, as of December 31, 2017.

16. Member’s Capital

At December 31, 2018 and December 31, 2017, NEFCORP owns 100 Class A units and NEFPASS owns 100 Class B units, which represent the entire capital of the Company.

17. Subsequent Events

The Company has evaluated subsequent events through February 15, 2019, the issuing date of the consolidated financial statements.

On January 17, 2019, NEF Auto Transport acquired a privately owned auto transport carrier based in Enumclaw, Washington for $975.